SembCorp
Industries

02 FEB 22 AM 8:34

Rule 12g3-2(b) File No. 825109

28 January 2002

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

02015326

SUPPL

Dear Sirs

SembCorp Industries Ltd
Rule 12g3-2(b) file No. 825109

The enclosed is an announcement submitted to the Singapore Exchange Securities Trading Limited being furnished to the Securities and Exchange Commission (the "SEC") on behalf of SembCorp Industries Ltd (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

PROC
MAR 05 2002
THOM
FINANCIAL

Linda Hoon (Ms)
Group Company Secretary

Enclosure

dlw 2/25

9 Bishan Place #08-00 Junction 8 Singapore 579837
Tel: (65) 356 3119 Fax: (65) 352 2583 Website: http://www.sembcorp.com.sg

MASNET No. 42 OF 28.01.2002
Announcement No. 44

SEMBCORP INDUSTRIES LTD

SMOE SUCCESSFULLY DELIVERS WATER INJECTION PLATFORM TO VIETNAM

Singapore, January 28, 2002 - SMOE, the Oil and Gas division of SembCorp Utilities, has successfully delivered a $100 million water injection platform contract for the Vietsovpetro Oil Company of Vietnam. The water injection platform arrived in Vung Tau, Vietnam on January 13, 2002, two days ahead of the contract delivery schedule.

The contract, awarded in December 2000, entailed the engineering, procurement, construction, pre-commissioning, load-out, transportation, hook-up and commissioning of three water injection modules and two power generation modules. The three water injection modules have a total weight of 1,380 metric tonnes and a processing capacity of 30,000 cubic metres per day, while the two power generation modules weigh a total of 1,270 metric tonnes and have a total power capacity of 16 megawatts. Axsia Serck Baker, a member of the US Natco Group provided technological support as well as key components of the water injection system.

The modules will now be installed, hooked-up and commissioned in the White Tiger Oil Field, offshore Vietnam. Apart from the hook-up and commissioning, SMOE will also be providing technical assistance for the offshore installation.

This contract was SMOE's fourth for Vietsovpetro. SMOE previously completed a similar project for Vietsovpetro for the fabrication of a water injection platform comprising four water injection modules and a power generation module for the White Tiger Field in 1995.

"We are pleased to have successfully delivered the water injection platform ahead of schedule, on budget and to the client's satisfaction. In addition, it is noteworthy that the project team also managed to execute the project without a single Lost Time Incident," Mr M. P. Premraj, Senior Vice President of SMOE, said.

SMOE offers turnkey engineering and contracting services to the offshore oil and gas industry and was recently awarded a turnkey contract for the construction of their first North Sea project, a 6000 metric tonne production platform for Maersk Oil and Gas, Denmark. They are also currently executing projects for Nigeria, Iran, Australia/East Timor and China.

- End -

Released on January 28, 2002

For press enquiries, please contact:

Ms Ng Lay San
Manager
Group Corporate Relations
SembCorp Industries
Tel: 357 9150
Fax: 352 2163
Email: laysan@sembcorp.com.sg

Submitted by Linda Hoon Siew Kin, Group Company Secretary on 28/01/2002 to the SGX